SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)*

LIBERTY MEDIA CORPORATION

(Name of Issuer)

Series A Liberty SiriusXM Common Stock, par value $0.01 per share;

Series B Liberty SiriusXM Common Stock, par value $0.01 per share;

Series A Liberty Braves Common Stock, par value $0.01 per share;

Series B Liberty Braves Common Stock, par value $0.01 per share;

Series A Liberty Formula One Common Stock, par value $0.01 per share; and

Series B Liberty Formula One Common Stock, par value $0.01 per share

(Title of Class of Securities)

Series A Liberty SiriusXM Common Stock: 531229409

Series B Liberty SiriusXM Common Stock: 531229508

Series A Liberty Braves Common Stock: 531229706

Series B Liberty Braves Common Stock: 531229805

Series A Liberty Formula One Common Stock: 531229870

Series B Liberty Formula One Common Stock: 531229862

(CUSIP Numbers)

John C. Malone
c/o Liberty Media Corporation

12300 Liberty Boulevard
Englewood, Colorado 80112
(720) 875-5400

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

July 28, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	531229409 (LSXMA) 531229508 (LSXMB) 531229706 (BATRA) 531229805 (BATRB) 531229870 (FWONA) 531229862 (FWONB)

1	Names of Reporting Persons John C. Malone
2	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (see instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization U.S.
Number of Shares Beneficially Owned by Each Reporting Person	7	Sole Voting Power
Series A Liberty SiriusXM Common Stock:  1,135,428 (1, 2, 3, 4)
Series B Liberty SiriusXM Common Stock:  9,346,654 (1, 5, 6)
Series A Liberty Braves Common Stock:  114,271 (1, 2, 3, 4)
Series B Liberty Braves Common Stock:  934,664 (1, 5, 6)
Series A Liberty Formula One Common Stock:  285,530 (1, 2, 3, 4)
Series B Liberty Formula One Common Stock: 2,336,663 (1, 5, 6)
8	Shared Voting Power
Series A Liberty SiriusXM Common Stock:  0
Series B Liberty SiriusXM Common Stock:  108,687 (7)
Series A Liberty Braves Common Stock:  0
Series B Liberty Braves Common Stock:  10,868 (7)
Series A Liberty Formula One Common Stock:  0
Series B Liberty Formula One Common Stock: 27,171 (7)
9	Sole Dispositive Power
Series A Liberty SiriusXM Common Stock:  1,135,428 (1, 2, 3, 4)
Series B Liberty SiriusXM Common Stock:  9,346,654 (1, 5, 6)
Series A Liberty Braves Common Stock:  114,271 (1, 2, 3, 4)
Series B Liberty Braves Common Stock:  934,664 (1, 5, 6)
Series A Liberty Formula One Common Stock:  285,530 (1, 2, 3, 4)
Series B Liberty Formula One Common Stock: 2,336,663 (1, 5, 6)
10	Shared Dispositive Power
Series A Liberty SiriusXM Common Stock:  0
Series B Liberty SiriusXM Common Stock:  108,687 (7)
Series A Liberty Braves Common Stock:  0
Series B Liberty Braves Common Stock:  10,868 (7)
Series A Liberty Formula One Common Stock:  0
Series B Liberty Formula One Common Stock: 27,171 (7)
11	Aggregate Amount Beneficially Owned by Each Reporting Person
Series A Liberty SiriusXM Common Stock:  1,135,428 (1, 2, 3, 4)
Series B Liberty SiriusXM Common Stock:  9,455,341 (1, 5, 6, 7)
Series A Liberty Braves Common Stock:  114,271 (1, 2, 3, 4)
Series B Liberty Braves Common Stock:  945,532 (1, 5, 6, 7)
Series A Liberty Formula One Common Stock:  285,530 (1, 2, 3, 4)
Series B Liberty Formula One Common Stock: 2,363,834 (1, 5, 6, 7)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13	Percent of Class Represented by Amount in Row (11)
Series A Liberty SiriusXM Common Stock:  1.2% (8)
Series B Liberty SiriusXM Common Stock:  96.5% (8)
Series A Liberty Braves Common Stock:  1.1% (8)
Series B Liberty Braves Common Stock:  96.3% (8)
Series A Liberty Formula One Common Stock:  1.1% (8)
Series B Liberty Formula One Common Stock: 96.6% (8)
14	Type of Reporting Person (see instructions) IN

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(1) Includes 101,778 shares of Series A Liberty SiriusXM common stock, par value $0.01 per share (the “Series A Liberty SiriusXM Common Stock”), 230,564 shares of Series B Liberty SiriusXM common stock, par value $0.01 per share (the “Series B Liberty SiriusXM Common Stock”), 10,177 shares of Series A Liberty Braves common stock, par value $0.01 per share (the “Series A Liberty Braves Common Stock”), 23,056 shares of Series B Liberty Braves common stock, par value $0.01 per share (the “Series B Liberty Braves Common Stock”), 25,444 shares of Series A Liberty Formula One common stock, par value $0.01 per share (the “Series A Liberty Formula One Common Stock”), and 57,641 shares of Series B Liberty Formula One common stock, par value $0.01 per share (the “Series B Liberty Formula One Common Stock”), held in a revocable trust (the “LM Revocable Trust”) with respect to which John C. Malone (“Mr. Malone”) and Mr. Malone’s wife, Mrs. Leslie Malone (“Mrs. Malone”), are trustees. Mrs. Malone has the right to revoke such trust at any time. Mr. Malone disclaims beneficial ownership of the shares held by the LM Revocable Trust.

(2) Includes 612,907 shares of Series A Liberty SiriusXM Common Stock, 61,290 shares of Series A Liberty Braves Common Stock and 153,226 shares of Series A Liberty Formula One Common Stock pledged to Fidelity Brokerage Services, LLC in connection with a margin loan facility and 101,778 shares of Series A Liberty SiriusXM Common Stock, 10,177 shares of Series A Liberty Braves Common Stock and 25,444 shares of Series A Liberty Formula One Common Stock pledged to Merrill Lynch, Pierce, Fenner & Smith Incorporated in connection with a margin loan facility.

(3) Does not include shares of Series A Liberty SiriusXM Common Stock, Series A Liberty Braves Common Stock or Series A Liberty Formula One Common Stock issuable upon conversion of shares of Series B Liberty SiriusXM Common Stock, Series B Liberty Braves Common Stock and Series B Liberty Formula One Common Stock, respectively, beneficially owned by Mr. Malone; however, if such shares of Series A Liberty SiriusXM Common Stock, Series A Liberty Braves Common Stock and Series A Liberty Formula One Common Stock were included, Mr. Malone would have beneficial ownership of (a) 10,590,769 shares of Series A Liberty SiriusXM Common Stock and Mr. Malone’s beneficial ownership of Series A Liberty SiriusXM Common Stock would be 9.9% of the total outstanding shares of Series A Liberty SiriusXM Common Stock, subject to the relevant footnotes set forth herein, (b) 1,059,803 shares of Series A Liberty Braves Common Stock and Mr. Malone’s beneficial ownership of Series A Liberty Braves Common Stock would be 9.4% of the outstanding shares of Series A Liberty Braves Common Stock, subject to the relevant footnotes set forth herein and (c) 2,649,364 shares of Series A Liberty Formula One Common Stock and Mr. Malone’s beneficial ownership of Series A Liberty Formula One Common Stock would be 9.4% of the outstanding shares of Series A Liberty Formula One Common Stock, subject to the relevant footnotes set forth herein.

(4)  Includes 250,000 shares of Series A Liberty SiriusXM Common Stock, 25,000 shares of Series A Liberty Braves Common Stock and 62,500 shares of Series A Liberty Formula One Common Stock held by the Malone Family Land Preservation Foundation and 170,743 shares of Series A Liberty SiriusXM Common Stock, 17,804 shares of Series A Liberty Braves Common Stock and 44,360 shares of Series A Liberty Formula One Common Stock held by the Malone Family Foundation, as to which shares Mr. Malone disclaims beneficial ownership.

(5)  Includes 490,597 shares of Series B Liberty SiriusXM Common Stock, 49,059 shares of Series B Liberty Braves Common Stock and 122,649 shares of Series B Liberty Formula One Common Stock held by a trust with respect to which Mr. Malone is the sole trustee and, with his wife, retains a unitrust interest in the trust.

(6)  The Exchange Agreement (defined and described in Item 6) contains certain provisions relating to the transfer of the Series B Liberty SiriusXM Common Stock, Series B Liberty Braves Common Stock and Series B Liberty Formula One Common Stock beneficially owned by Mr. Malone.

(7) Includes 108,687 shares of Series B Liberty SiriusXM Common Stock, 10,868 shares of Series B Liberty Braves Common Stock and 27,171 shares of Series B Liberty Formula One Common Stock held by two trusts (the “Trusts”) which are managed by an independent trustee and of which the beneficiaries are Mr. Malone’s adult children. Mr. Malone has no pecuniary interest in the Trusts, but he retains the right to substitute assets held by the Trusts. Mr. Malone disclaims beneficial ownership of the shares held by the Trusts.

(8) Based upon 97,425,637 shares of Series A Liberty SiriusXM Common Stock, 9,802,232 shares of Series B Liberty SiriusXM Common Stock, 10,312,954 shares of Series A Liberty Braves Common Stock, 981,494 shares of Series B Liberty Braves Common Stock, 25,836,549 shares of Series A Liberty Formula One Common Stock and 2,445,895 shares of Series B Liberty Formula One Common Stock, in each case, outstanding as of June 30, 2021, based on information provided by Liberty Media Corporation (the “Issuer”). At the option of the holder, each share of Series B Liberty SiriusXM Common Stock, Series B Liberty Braves Common Stock and Series B Liberty Formula One Common Stock is convertible into one share of Series A Liberty SiriusXM Common Stock, Series A Liberty Braves Common Stock and Series A Liberty Formula One Common Stock, respectively. Each share of Series B Liberty SiriusXM Common Stock, Series B Liberty Braves Common Stock and Series B Liberty Formula One Common Stock is entitled to 10 votes, whereas each share of Series A Liberty SiriusXM Common Stock, Series A Liberty Braves Common Stock and Series A Liberty Formula One Common Stock is entitled to one vote. Accordingly, Mr. Malone may be deemed to beneficially own voting equity securities of the Issuer representing approximately 48.6% of the voting power with respect to a general election of directors of the Issuer. See Item 5.

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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D/A
(Amendment No. 4)*

Statement of

JOHN C. MALONE

Pursuant to Section 13(d) of the Securities Exchange Act of 1934

in respect of

LIBERTY MEDIA CORPORATION

This Amendment No. 4 to Schedule 13D (this “Amendment,” and together with the Schedule 13D (as defined below, the “Statement”) amends the statement on Schedule 13D originally filed by John C. Malone (“Mr. Malone” or the “Reporting Person”) with the Securities and Exchange Commission (the “SEC”) on January 22, 2013 (the “Original Statement”), as amended by Amendment No. 1 filed with the SEC by Mr. Malone on December 27, 2013 (“Amendment No. 1”), Amendment No. 2 filed with the SEC by Mr. Malone on April 27, 2016 (“Amendment No. 2”) and Amendment No. 3 filed with the SEC by Mr. Malone on September 14, 2016 (“Amendment No. 3” and, together with the Original Statement, Amendment No. 1 and Amendment No. 2, the “Schedule 13D”), and relates to (i) the Series A Liberty SiriusXM common stock, par value $0.01 per share (the “Series A Liberty SiriusXM Common Stock”), (ii) the Series B Liberty SiriusXM common stock, par value $0.01 per share (the “Series B Liberty SiriusXM Common Stock”), (iii) the Series A Liberty Braves common stock, par value $0.01 per share (the “Series A Liberty Braves Common Stock”), (iv) the Series B Liberty Braves common stock, par value $0.01 per share (the “Series B Liberty Braves Common Stock”), (v) the Series A Liberty Formula One common stock, par value $0.01 per share (the “Series A Liberty Formula One Common Stock”), and (vi) the Series B Liberty Formula One common stock, par value $0.01 per share (the “Series B Liberty Formula One Common Stock” and together with the Series A Liberty SiriusXM Common Stock, Series B Liberty SiriusXM Common Stock, Series A Liberty Braves Common Stock, the Series B Liberty Braves Common Stock and the Series A Liberty Formula One Common Stock, the “Common Stock”). Capitalized terms used but not defined in this Amendment have the meanings given to such terms in the Schedule 13D. Except as set forth herein, the Schedule 13D is unmodified.

Item 1.	Security And Issuer

Item 1 of the Schedule 13D is hereby amended and restated to read as follows:

On January 24, 2017, Liberty Media Corporation (the “Issuer”) filed a Restated Certificate of Incorporation with the Delaware Secretary of State to, among other things, (i) change the name of the “Liberty Media Common Stock” to the “Liberty Formula One Common Stock” and (ii) reclassify each share of each series of the Issuer’s then-existing Liberty Media Common Stock into one share of the corresponding series of Liberty Formula One Common Stock solely to effect the name change.

Mr. Malone is filing this Schedule 13D with respect to the following series of common stock of the Issuer, beneficially owned by Mr. Malone:

(a) Series A Liberty SiriusXM Common Stock, par value $0.01 per share;

(b) Series B Liberty SiriusXM Common Stock, par value $0.01 per share;

(c) Series A Liberty Braves Common Stock, par value $0.01 per share;

4

(d) Series B Liberty Braves Common Stock, par value $0.01 per share;

(e) Series A Liberty Formula One Common Stock, par value $0.01 per share; and

(f) Series B Liberty Formula One Common Stock, par value $0.01 per share.

The Issuer’s executive offices are located at 12300 Liberty Boulevard, Englewood, Colorado 80112.

Pursuant to Rule 13d-3 under the Exchange Act, this Statement also relates to the shares of Series A Liberty SiriusXM Common Stock issuable upon the conversion of shares of Series B Liberty SiriusXM Common Stock, the shares of Series A Liberty Braves Common Stock issuable upon the conversion of shares of Series B Liberty Braves Common Stock and the shares of Series A Liberty Formula One Common Stock issuable upon the conversion of shares of Series B Liberty Formula One Common Stock. At the option of the holder, each share of Series B Liberty SiriusXM Common Stock is convertible into one share of Series A Liberty SiriusXM Common Stock, each share of Series B Liberty Braves Common Stock is convertible into one share of Series A Liberty Braves Common Stock and each share of Series B Liberty Formula One Common Stock is convertible into one share of Series A Liberty Formula One Common Stock. Shares of Series A Liberty SiriusXM Common Stock, Series A Liberty Braves Common Stock and Series A Liberty Formula One Common Stock are not convertible. The holders of Series A Liberty SiriusXM Common Stock, Series B Liberty SiriusXM Common Stock, Series A Liberty Braves Common Stock, Series B Liberty Braves Common Stock, Series A Liberty Formula One Common Stock and Series B Liberty Formula One Common Stock generally vote together as a single class with respect to all matters voted on by the stockholders of the Issuer. The holders of Series B Liberty SiriusXM Common Stock, Series B Liberty Braves Common Stock and Series B Liberty Formula One Common Stock are entitled to 10 votes per share and the holders of Series A Liberty SiriusXM Common Stock, Series A Liberty Braves Common Stock and Series A Liberty Formula One Common Stock are entitled to one vote per share.

Item 4.	Purpose of the Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented to include the following information:

The information set forth in Item 6 of this Amendment and the exhibit listed in Item 7 of this Amendment are incorporated into this Item 4 by reference.

Mr. Malone holds and has acquired the shares of Common Stock described herein for investment purposes.

Other than as set forth in this Statement, Mr. Malone does not have any present plans or proposals which relate to or would result in: (i) any acquisition by any person of additional securities of the Issuer, or any disposition of securities of the Issuer; (ii) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the board or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer’s business or corporate structure; (vii) any change in the Issuer’s charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person; (viii) any delisting from a national securities exchange or any loss of authorization for quotation in an inter-dealer quotation system of a registered national securities association of a lass of securities of the Issuer; (ix) any termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, of a class of equity securities of the Issuer; or (x) any action similar to any of those enumerated above.

Mr. Malone is Chairman of the Board of Directors of the Issuer. As a result, Mr. Malone regularly has discussions with members of Issuer management, board members of the Issuer, and stockholders of the Issuer, which discussions from time to time relate to management, governance and board composition, the Issuer’s operations and financial condition or strategic transactions.

5

Notwithstanding the foregoing, Mr. Malone may determine to change his intentions with respect to the Issuer at any time in the future and may, for example, elect (i) to acquire additional shares of Common Stock or (ii) to dispose of all or a portion of his holdings of shares of Common Stock, as the case may be, in each subject to the terms of the Exchange Agreement. In reaching any determination as to his future course of action, Mr. Malone will take into consideration various factors, such as the Issuer’s business and prospects, other developments concerning the Issuer, other business opportunities available to Mr. Malone, tax and estate planning considerations, liquidity needs and general economic and stock market conditions, including, but not limited to, the market price of the Common Stock.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated to read as follows:

(a) - (b) Mr. Malone beneficially owns (without giving effect to the conversion of shares of Series B Liberty SiriusXM Common Stock, Series B Liberty Braves Common Stock or Series B Liberty Formula One Common Stock into shares of Series A Liberty SiriusXM Common Stock, Series A Liberty Braves Common Stock and Series A Liberty Formula One Common Stock, respectively) (i) 1,135,428 shares of Series A Liberty SiriusXM Common Stock (including (A) 101,778 shares held by a revocable trust (the “LM Revocable Trust”) with respect to which Mr. Malone and his wife are trustees and as to which shares Mr. Malone disclaims beneficial ownership and (B) 250,000 shares held by the Malone Family Land Preservation Foundation and 170,743 shares held by the Malone Family Foundation, as to which shares Mr. Malone disclaims beneficial ownership), which represent approximately 1.2% of the outstanding shares of Series A Liberty SiriusXM Common Stock, (ii) 9,455,341 shares of Series B Liberty SiriusXM Common Stock (including (A) 230,564 shares held by the LM Revocable Trust, as to which shares Mr. Malone disclaims beneficial ownership, (B) 490,597 shares held by a trust with respect to which Mr. Malone is the sole trustee and, with his wife, retains a unitrust interest in the trust (the “CRT”) and (C) 108,687 shares held by two trusts (the “Trusts”) over which Mr. Malone has a right of substitution which are managed by an independent trustee and the beneficiaries of which are Mr. Malone’s adult children and as to which shares Mr. Malone disclaims beneficial ownership), which represent approximately 96.5% of the outstanding shares of Series B Liberty SiriusXM Common Stock, (iii) 114,271 shares of Series A Liberty Braves Common Stock (including (A) 10,177 shares held by the LM Revocable Trust as to which shares Mr. Malone disclaims beneficial ownership and (B) 25,000 shares held by the Malone Family Land Preservation Foundation and 17,804 shares held by the Malone Family Foundation, as to which shares Mr. Malone disclaims beneficial ownership), which represent approximately 1.1% of the outstanding shares of Series A Liberty Braves Common Stock, (iv) 945,532 shares of Series B Liberty Braves Common Stock (including (A) 23,056 shares held by the LM Revocable Trust, as to which shares Mr. Malone disclaims beneficial ownership, (B) 49,059 shares held by the CRT and (C) 10,868 shares held by the Trusts, as to which shares Mr. Malone disclaims beneficial ownership), which represent approximately 96.3% of the outstanding shares of Series B Liberty Braves Common Stock, (v) 285,530 shares of Series A Liberty Formula One Common Stock (including (A) 25,444 shares held by the LM Revocable Trust, as to which shares Mr. Malone disclaims beneficial ownership and (B) 62,500 shares held by the Malone Family Land Preservation Foundation and 44,360 shares held by the Malone Family Foundation, as to which shares Mr. Malone disclaims beneficial ownership), which represent approximately 1.1% of the outstanding shares of Series A Liberty Formula One Common Stock, and (vi) 2,363,834 shares of Series B Liberty Formula One Common Stock (including (A) 57,641 shares held by the LM Revocable Trust, as to which shares Mr. Malone disclaims beneficial ownership, (B) 122,649 shares held by the CRT and (C) 27,171 shares held by the Trusts, as to which shares Mr. Malone disclaims beneficial ownership), which represent approximately 96.6% of the outstanding shares of Series B Liberty Formula One Common Stock.

The foregoing percentage interests are based on 97,425,637 shares of Series A Liberty SiriusXM Common Stock, 9,802,232 shares of Series B Liberty SiriusXM Common Stock, 10,312,954 shares of Series A Liberty Braves Common Stock, 981,494 shares of Series B Liberty Braves Common Stock, 25,836,549 shares of Series A Liberty Formula One Common Stock and 2,445,895 shares of Series B Liberty Formula One Common Stock, in each case, outstanding as of June 30, 2021, based on information provided by the Issuer. Accordingly, Mr. Malone may be deemed to beneficially own voting equity securities of the Issuer representing approximately 48.6% of the voting power with respect to a general election of directors of the Issuer.

6

Mr. Malone and, to his knowledge, the LM Revocable Trust, the CRT, the Malone Family Land Preservation Foundation and the Malone Family Foundation each have the sole power to vote and to dispose of, or to direct the voting or disposition of, their respective shares of Common Stock, subject to the terms of the Exchange Agreement (defined and described in Item 6). The Trusts hold 108,687 shares of Series B Liberty SiriusXM Common Stock, 10,868 shares of Series B Liberty Braves Common Stock and 27,171 shares of Series B Liberty Formula One Common Stock, as to which shares Mr. Malone has no pecuniary interest and disclaims beneficial ownership. To Mr. Malone’s knowledge, the Trusts have the sole power to vote and to dispose of, or to direct the voting or disposition of, the shares of Common Stock held by the Trusts, except that Mr. Malone is permitted under the terms of the Trusts to substitute assets in the Trusts and thereby may acquire any shares held in the Trusts at any time.

(c)          Except as disclosed in this Amendment, neither Mr. Malone nor, to his knowledge, the LM Revocable Trust, the CRT, the Malone Family Land Preservation Foundation, the Malone Family Foundation or the Trusts, has executed any transactions in respect of the Common Stock within the last sixty days.

(d)	Not Applicable.

(e)	Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented to read as follows:

Exchange Agreement

On July 28, 2021, the Issuer entered into an Exchange Agreement (as defined below) with Mr. Malone, whereby, among other things, Mr. Malone agreed to an arrangement under which his aggregate voting power in the Issuer would not exceed 49% (the “Target Voting Power”) plus 0.5% (under certain circumstances). As of June 30, 2021, Mr. Malone beneficially owned shares of Common Stock constituting approximately 48.6% of the aggregate outstanding voting power of the Issuer, including approximately 47.5%, 47.6% and 49.0% of the outstanding voting power of the Issuer’s Braves Group tracking stock, Formula One Group tracking stock and Liberty Sirius XM Group tracking stock, respectively. The Issuer has an ongoing stock repurchase program which permits the Issuer to purchase shares of Series A or Series C of any of the Issuer’s Liberty SiriusXM Group common stock, Braves Group common stock and Formula One Group common stock. In light of Mr. Malone’s current ownership interests in the Issuer, absent the Exchange Agreement, continued repurchases of the Issuer’s Series A shares pursuant to this program would be expected to have the effect of increasing Mr. Malone’s aggregate voting power in the Issuer to greater than 50%. The Issuer and its board of directors (the “Board”) believe it is in the best interests of the Issuer and its stockholders to not have a single stockholder control greater than 50% of its aggregate voting power and to maintain flexibility with respect to future share repurchases and other transactions that may have an accretive voting power effect.

A special committee of independent and disinterested directors was formed by the Board to consider a potential exchange arrangement between the Issuer and Mr. Malone and engaged independent legal counsel and financial advisors to assist it. The special committee recommended to the Board the approval of an exchange agreement, among the Issuer, Mr. Malone and a revocable trust of which Mr. Malone is the sole trustee and beneficiary (the “JM Trust”) (the “Exchange Agreement”). The Board, upon the unanimous recommendation of the members of the special committee, approved the Exchange Agreement.

The Exchange Agreement provides for exchanges by the Issuer and Mr. Malone or the JM Trust of shares of Series B Liberty SiriusXM Common Stock, Series B Liberty Braves Common Stock, Series B Liberty Formula One Common Stock for shares of Series C Liberty SiriusXM common stock, par value $0.01 per share (“Series C Liberty SiriusXM Common Stock”), Series C Liberty Braves common stock, par value $0.01 per share (“Series C Liberty Braves Common Stock”), and Series C Liberty Formula One common stock, par value $0.01 per share (“Series C Liberty Formula One Common Stock”), respectively, in connection with certain events, as described below.

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Accretive Event Exchange. In connection with any event that would result in a reduction in the outstanding votes of any of the Issuer’s tracking stock groups (each, a “Group”) or an increase of Mr. Malone’s beneficially-owned voting power in any Group (other than a Voting Power Exchange (as defined below)) (an “Accretive Event”), in each case, such that Mr. Malone’s voting power with respect to such Group would exceed the Target Voting Power plus 0.5%, Mr. Malone or the JM Trust will be required to exchange with the Issuer shares of Series B common stock of such Group (“Exchanged Group Series B Shares”) for an equal number of shares of Series C common stock of the same Group so as to maintain Mr. Malone’s voting power with respect to such Group as close as possible to, without exceeding, the Target Voting Power, on the terms and subject to the conditions of the Exchange Agreement. For example, repurchases by the Issuer of shares of its capital stock, conversions of Series B shares of a Group into Series A shares of such Group, as well as purchases by Mr. Malone of the Issuer’s capital stock, in each case, having the effect on Mr. Malone’s voting power described above would be Accretive Events.

Dilutive Event Exchange. From and after the occurrence of any Accretive Event, in connection with any event that would result in an increase in the outstanding votes of any Group or a decrease of Mr. Malone’s beneficially-owned voting power in any Group (a “Dilutive Event”), in each case, such that Mr. Malone’s voting power with respect to such Group falls below the Target Voting Power less 0.5%, Mr. Malone and the JM Trust may exchange with the Issuer shares of Series C common stock of a Group for an equal number of shares of Series B common stock of the same Group equal to the lesser of (i) the number of shares of Series B common stock of the same Group which would maintain Mr. Malone’s voting power with respect to such Group as close as possible to, without exceeding, the Target Voting Power and (ii) the number of Exchanged Group Series B Shares at such time, on the terms and subject to the conditions of the Exchange Agreement. For example, exercises of stock options for, conversions of convertible securities into or issuances of new shares of the Issuer’s voting stock having the effect on Mr. Malone’s voting power described above would be Dilutive Events.

Voting Power Exchange. On a quarterly basis or in connection with any annual or special meeting of stockholders, if Mr. Malone’s aggregate voting power in the Issuer is less than the Target Voting Power and would continue to be less than the Target Voting Power upon completion of a Voting Power Exchange, upon request by Mr. Malone or the JM Trust, the Issuer will be required to exchange with Mr. Malone and the JM Trust shares of Series B common stock of any Group on a one-for-one basis for shares of Series C common stock of the same Group (each such exchange, a “Voting Power Exchange”). The maximum number of shares that may be delivered to Mr. Malone or the JM Trust in any Voting Power Exchange is equal to the number of Exchanged Group Series B Shares at such time that may be delivered without resulting in Mr. Malone’s aggregate voting power in the Issuer exceeding the Target Voting Power. If any Voting Power Exchange would result in Mr. Malone’s voting power with respect to any Group exceeding the Target Voting Power, on any matter submitted by the Issuer to the stockholders of that Group, voting together as a separate class, for approval, Mr. Malone and the JM Trust will vote, or cause to be voted, the portion of their voting power of such Group that exceeds the Target Voting Power in the same manner and in the same proportion as voted by the holders of voting securities of that Group other than Mr. Malone and his controlled affiliates.

Fundamental Event Exchange. If the Issuer proposes to consummate any combination, consolidation, merger, exchange offer, split-off, spin-off, rights offering or dividend, in each case, as a result of which holders of Series B common stock of one or more Groups are entitled to receive securities of the Issuer, securities of another person, property or cash, or a combination thereof (a “Fundamental Event”) then, unless the consideration to be received by holders of Series B common stock and Series C common stock of such Group is identical, either (x) the Issuer will provide for Mr. Malone or the JM Trust to receive, in respect of each Group, as applicable, the same per share amount and form of consideration to be received by holders of Series B common stock of such Group in connection with such event for each Exchanged Group Series C Share (defined below) of the same Group or (y) immediately prior to the consummation of the Fundamental Event, the Issuer will deliver to Mr. Malone and the JM Trust all Exchanged Group Series B Shares in exchange for all Exchanged Group Series C Shares. “Exchanged Group Series C Shares” means the number of shares of Series C common stock of any Group then beneficially owned by Mr. Malone equal to the number of Exchanged Group Series B Shares of the same Group. In connection with certain Fundamental Events where Mr. Malone would beneficially own 40% or more of the aggregate voting power of the surviving or resulting company and serve as an officer or director, such company and Mr. Malone will negotiate an agreement to replicate the benefits and obligations of the Exchange Agreement.

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Restriction on Transfer. Mr. Malone may transfer his rights to the Exchanged Group Series B Shares only in limited circumstances and only to certain related permitted transferees who sign an agreement replicating the benefits and obligations of the Exchange Agreement.

Termination. The Exchange Agreement will terminate with respect to any particular Group upon (i) the parties’ mutual consent, (ii) the execution of a successor exchange agreement between the Issuer and one or more proposed permitted transferees covering all shares of Series B common stock of such Group then beneficially owned by Mr. Malone and all Exchanged Group Series B Shares of such Group or (iii) Mr. Malone’s voting power in such Group falling below 20%. In addition, the Exchange Agreement will terminate in its entirety, upon (i) the parties’ mutual consent, (ii) the execution of a successor exchange agreement between the Issuer and one or more proposed permitted transferees covering all shares of the Issuer’s Series B common stock then beneficially owned by Mr. Malone and all Exchanged Group Series B Shares or (iii) Mr. Malone’s aggregate voting power in the Issuer falling below 20%.

Expenses. Under the Exchange Agreement, the Issuer has agreed to pay (or reimburse) Mr. Malone for all reasonable out-of-pocket costs and expenses incurred by Mr. Malone in connection with the preparation, negotiation, execution and consummation of the transactions contemplated by the Exchange Agreement.

The Exchange Agreement is included as Exhibit 7(a) to this Amendment. The foregoing description of the Exchange Agreement does not purport to be complete and is subject to, and is qualified in its entirety by, the Exchange Agreement which is incorporated herein by reference.

Pledging Arrangements

Of the shares of Common Stock beneficially owned by Mr. Malone, 612,907 shares of Series A Liberty SiriusXM Common Stock, 61,290 shares of Series A Liberty Braves Common Stock and 153,226 shares of Series A Liberty Formula One Common Stock are pledged to Fidelity Brokerage Services, LLC (“Fidelity”) in connection with a margin loan facility and 101,778 shares of Series A Liberty SiriusXM Common Stock, 10,177 shares of Series A Liberty Braves Common Stock and 25,444 shares of Series A Liberty Formula One Common Stock are pledged to Merrill Lynch, Pierce, Fenner & Smith Incorporated (“Merrill Lynch”) in connection with a margin loan facility.

Additionally, (i) 4,426,016 shares of Series C Liberty SiriusXM Common Stock, 1,095,806 shares of Series C Liberty Braves Common Stock and 1,125,226 shares of Series C Liberty Formula One Common Stock are pledged to Fidelity in connection with a margin loan facility; (ii) 2,734,766 shares of Series C Liberty SiriusXM Common Stock, 623,550 shares of Series C Liberty Braves Common Stock, and 1,157,226 shares of Series C Liberty Formula One Common Stock, in the aggregate, are pledged to Merrill Lynch in connection with margin loan facilities; and (iii) 7,264,000 shares of Series C Liberty SiriusXM Common Stock, 977,500 shares of Series C Liberty Braves Common Stock and 1,875,000 shares of Series C Liberty Formula One Common Stock are pledged to Bank of America in connection with a margin loan facility.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and restated to read as follows:

Exhibit No.	Description
7(a)	Exchange Agreement, dated as of July 28, 2021, by and among John C. Malone, the John C. Malone 1995 Revocable Trust U/A DTD 3/6/1995 and Liberty Media Corporation.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 29, 2021

/s/ John C. Malone
John C. Malone

[Signature Page to JCM SC 13D/A]

EXHIBIT INDEX

Exhibit No.	Description
7(a)	Exchange Agreement, dated as of July 28, 2021, by and among John C. Malone, the John C. Malone 1995 Revocable Trust U/A DTD 3/6/1995 and Liberty Media Corporation.